

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

February 22, 2008

David S. Aldridge
Chief Financial Officer
Superior Essex, Inc.
150 Interstate North Parkway
Atlanta, Georgia 30339

      RE: Superior Essex, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2006
             Forms 10-Q for Fiscal Quarters Ended March 31, 2007,
             June 30, 2007 and September 30, 2007
             File No. 0-50514

Dear Mr. Aldridge:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733 or in his absence, to the undersigned at (202) 551-3769.

                     Sincerely,

                     Rufus Decker
                     Accounting Branch Chief